

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 29, 2016

Via E-mail
Ms. Leslie D. Hale
Chief Financial Officer
RLJ Lodging Trust
3 Bethesda Metro Center, Suite 1000
Bethesda, MD 20814

> **Re:** **RLJ Lodging Trust**
> **Form 10-K for the Year Ended December 31, 2015**
> **Response Dated September 23, 2016**
> **File No. 1-35169**

Dear Ms. Hale:

We have reviewed your September 23, 2016 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 19, 2016 letter.

Form 8-K filed August 3, 2016

Item 2.02 Results of Operations and Financial Condition

1. We note your response to prior comment one. In future earnings releases please provide a discussion and analysis of the comparable GAAP measure similar to the discussion and analysis of your non-GAAP measures in addition to presenting the comparable GAAP measure.

You may contact Isaac Esquivel, Staff Accountant at (202) 551-3395 or the undersigned at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities